09055863

K9
3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trout Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

740 Broadway - Suite 903
(No. and Street)

New York (City) NY (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee Stern 646-378-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Company LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue - 6th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Fassberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trout Capital LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTOPHER WONG
NOTARY PUBLIC, STATE OF NY
NO. 01WO5068228
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES OCT. 28, 2010

Signature

Member, CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX

December 31, 2008

RSSM
ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

1956 - 2006 · 50 Years · Growth · Vision · Solutions

INDEPENDENT AUDITORS' REPORT

To the Members
Trout Capital LLC:

We have audited the accompanying statement of financial condition of Trout Capital LLC as of December 31, 2008, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trout Capital LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosen Seymour Shapss Martin & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 13, 2009

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

Assets	
Current assets:	
Cash and cash equivalents	$ 529,675
Commission receivable	26,147
Prepaid expenses and taxes	12,540
Other current assets	1,425
Total current assets	569,787
Property and equipment, net of accumulated depreciaton of $7,880 (Note 3)	16,899
Total assets	$ 586,686
Liabilities and Members' Equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 54,044
Income taxes payable	1,500
Due to affiliate (Note 5)	231,900
Total liabilities	287,444
Members' equity (Note 4)	299,242
Total liabilities and members' equity	$ 586,686

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME

Year Ended December 31, 2008

Revenues:	
Fees and commissions (Note 2)	$ 2,677,780
Operating expenses:	
Salaries – registered representatives	666,482
Salaries – other	16,248
Payroll taxes and benefits	70,140
Commissions	72,170
Professional fees	159,798
Due diligence	655,507
Regulatory and agency fees	17,242
Rent and utilities	22,173
Selling	15,120
Insurance	5,601
General office	73,385
Depreciation	3,927
Total operating expenses	1,777,793
Operating income	899,987
Other income:	
Other income	35,000
Interest	6,789
Income before provision for taxes	941,776
Provision for income taxes (Note 2)	31,600
Net income	$ 910,176

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2008

	Class A Members	Class B Members	Total Members
Members' equity:			
Balance at beginning of year	$ 122,174	$ 237,024	$ 359,198
Net income for 2008	900,466	9,710	910,176
Distributions during 2008	(970,132)	-	(970,132)
Balance at December 31, 2008	$ 52,508	$ 246,734	$ 299,242

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 910,176
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	3,927
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:	
Commission receivable	37,562
Prepaid expenses, taxes and other current assets	(6,069)
Accounts payable and accrued expenses	47,580
Income taxes payable	(25,425)
Due to affiliate	168,340
Total adjustments	225,915
Net cash provided by operating activities	1,136,091
Cash flows used by investing activities:	
Purchase of property and equipment	(16,264)
Cash flows used by financing activities:	
Members' distributions	(970,132)
Net increase in cash	149,695
Cash and cash equivalents:	
Beginning of year	379,980
End of year	$ 529,675
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	$ 62,545

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Trout Capital LLC (the "Company") was formed as a limited liability company under the laws of New York on November 13, 2003. The Company conducts business as a broker dealer and is registered with FINRA (formerly the National Association of Security Dealers) as of October 1, 2004.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. At December 31, 2008, the Company exceeded that limit by approximately $290,000.

Furniture and Equipment

Furniture and equipment are being depreciated using the straight-line method over the estimated useful lives of the assets. Expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Income Recognition/Business Activities

The Company earns placement fees for assisting its clients in identifying and contacting various potential investors. The Company is not registered in accordance with Section 15 of the Securities Exchange Act, and does not carry customer accounts, handle customer funds or securities, nor

transact business in securities through a medium of any member of a national securities exchange. Accordingly, the Company is exempt form SEC Rule 15c-3-3 under Section (k)(2)(i).

Shared Operating Expenses

The Company shares various operating expenses with an affiliate, The Trout Group LLC. Operating expenses such as rent, utilities, office salaries, employee benefits and general office are allocated pursuant to an agreement between the parties (see Note 5). The agreement was amended effective January 1, 2008 (see Note 6).

Income Taxes

The Company has elected to be treated as a partnership for federal and state tax purposes and is responsible for California and New York State LLC fees, and New York City Unincorporated Business Taxes.

The Company has elected to defer the application of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), an interpretation of FASB Statement No. 109, *Accounting for Income Taxes* as permitted by FASB Staff Position FIN 48-3. FIN 48, which is effective for annual financial statements beginning after December 15, 2008, clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. The Company's policy is to account for contingent income tax liabilities in accordance with FASB 5, *Accounting for Contingencies* based on its assessment of probable income tax related exposures and the anticipated settlement of those exposures resulting in actual future liabilities. As of December 31, 2008, the Company does not believe it has any uncertain tax positions that would qualify for either recognition or disclosure in the financial statements.

3. Property and Equipment

Property and equipment as of December 31, 2008 consists of:

Furniture and Fixtures	$ 8,515
Computer software	16,264
	24,779
Less accumulated depreciation	7,880
	$ 16,899

For the year ended December 31, 2008, depreciation expense was $3,927.

4. Members' Equity

Pursuant to a new operating agreement, effective May 1, 2006, the Company created various classes of members:

Class A members are registered broker/dealers and are entitled to an allocation of the profits of the Company. All Class A members are voting members of the Management Committee.

Class A members are entitled to a distribution based on gross commission revenue in addition to an allocation of the Company's profit.

Class B members are the original members, are nonvoting, and share only in the profit and loss of the Company.

Class C members become such upon the termination, resignation, death or disability of a Class A member. Class C members have a non-voting terminal profits interest in the Company. Currently, there are no Class C members.

An individual member may be both a Class A and a Class B member.

5. Related Party Transactions

Shared Expenses

As discussed in Note 2, the Company has entered into an agreement with an affiliate, The Trout Group LLC, to share various operating expenses, including the base salaries for employees who qualify as registered representatives. The Company is totally responsible of the salaries for registered representatives above the base amount. Shared expenses for 2008 totaled approximately $515,000.

Due Diligence

During 2008, The Trout Group LLC also provided various services to the Company. Charges for these services totaled $655,507 and are included in due diligence.

At December 31, 2008 the total amount due to The Trout Group LLC was $231,900.

6. Profit Sharing Plan Contribution

The Company participates in a 401(k) deferred compensation and profit sharing plan with The Trout Group LLC. Under the terms of the Plan, the employers contribute both a 401(k) matching contribution and a profit sharing contribution. (Under the terms of an amendment to the operating agreement with The Trout Group LLC, effective January 1, 2008, the Company is no longer responsible for any of these costs.)

7. Net Capital

Trout Capital LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2008, the Company's net capital exceeded the minimum requirement by $223,068. The ratio of aggregate indebtedness to net capital was 1.19 to 1.

SUPPLEMENTARY INFORMATION

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Net Capital:		
Members' equity		$ 299,242
Deduct:		
Non-allowable assets:		
Commission receivable	$ 26,147	
Prepaid expenses, taxes and other current assets	13,965	
Property and equipment, net	16,899	57,011
Haircuts		-
Net Capital		242,231
Less the greater of:		
6-2/3% of aggregate indebtedness	19,162	
Minimum dollar net capital	5,000	19,162
Excess net capital		$ 223,069
Aggregate indebtedness		$ 287,444
Percentage of aggregate indebtedness to net capital		119%

Reconciliation with company's computation (included in part II of Form X-17A-5 as of December 31, 2008)	
Net capital, as reported in Company's part II (unaudited) Focus Report	$ 301,271
Reduction in non-allowable assets (prepaid taxes)	6,710
Audit adjustment to record additional expenses	(69,250)
Audit adjustment to adjust taxes on above	3,500
Net capital per above	$ 242,231

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Trout Capital LLC:

In planning and performing our audit of the financial statements of Trout Capital LLC (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3 under Section (k)(2)(i). Because the Company does not carry securities accounts for customers, or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in either of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A ***control deficiency*** exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A ***significant deficiency*** is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's control.

A ***material weakness*** is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 13, 2009

TROUT CAPITAL LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Year Ended December 31, 2008

WITH
INDEPENDENT AUDITORS' REPORT

RSSM

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants

1956 - 2006
50 Years
Growth • Vision • Solutions